British Columbia	P. O. Box 10142, Pacific Centre
Securities Commission	701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2 CANADA
	Telephone:	(604) 899-6500
SEDAR Electronic Correspondence	Fax:	(604) 899-6506
	(BC only)	1-800-373-6393

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES

AND

IN THE MATTER OF

FRONTEER DEVELOPMENT GROUP INC.

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador have been issued for a short form prospectus of the above issuer dated March 8, 2007.

DATED at Vancouver, British Columbia on March 8, 2007.

Larissa M. Streu

__________________________
Larissa M. Streu
Senior Legal Counsel
Corporate Finance Branch

SEDAR Project No.: 1053574